

April 3, 2013

Via E-mail
Nikolas Konstant
Chief Executive Officer
Cellteck, Inc.
2049 Century Park East
Suite 3670
Los Angeles, CA 90067

     Re: Cellteck, Inc.
              Amendment No. 2 to Current Report on Form 8-K
              Filed March 11, 2013
              File No. 000-53246

Dear Mr. Konstant:

We have reviewed your response letter dated March 11, 2013 as well as your filings and have the following additional comments.

Please respond to this letter within ten business days by amending your filings, by providing the requested information, or by advising us when you will provide the requested response. If you do not believe our comments apply to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

After reviewing any amendment to your filings and the information you provide in response to these comments, we may have additional comments.

Amendment No. 2 to Current Report on Form 8-K Filed March 11, 2013

Exhibit 99.1 – Financial Statements of Eos Petro, Inc and Subsidiaries

Note 13 – Supplemental Information Relating to Oil and Gas Producing Activities (unaudited), page F-35

Standardized Measure of Discounted Future Net Cash Flows, page F-35

1.   Please revise your estimated quantities table to reflect the net proved developed and net proved undeveloped reserves, as outlined in your February 19, 2013 reserve report, not the gross reserves that are now disclosed.

2.   Please revise the components in your standardized measure of oil and gas to agree to your February 19, 2013 reserve report, as appropriate. For example, we note that your reserve report states that future gross revenue is $6,076,430 and discounted FNI is $2,752,830, but your disclosure quantifies these amounts as $15,535,762 and $5,154,481. Please also make corresponding changes to the changes in standardized measure schedule so that the schedule is correct.

Exhibit 99.3 – Hahn Engineering, Inc. Reserve Report

3.   The reserves report filed as Exhibit 99.3 to your Form 8-K/A appears to include income data in the individual cash flow calculation tables which does not reflect the revisions in the crude oil benchmark price or capital costs relating to abandonment that were made in responding to prior comments. Therefore, these schedules are inconsistent with the corresponding income data on pages 1 and 2 of the amended reserves report. Please obtain and file a revised reserves report which includes corrections to the supplemental tables to be consistent with information presented elsewhere in the report.

Closing Comments

        We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filings to be certain that the filings include the information the Securities Exchange Act of 1934 and all applicable Exchange Act rules require. Since the company and its management are in possession of all facts relating to a company's disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

        In responding to our comments, please provide a written statement from the company acknowledging that:

• the company is responsible for the adequacy and accuracy of the disclosure in the filings;

• staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filings; and

• the company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

        You may contact Tracie Towner, Staff Accountant, at (202) 551-3744, or Karl Hiller, Branch Chief, at (202) 551-3686 if you have questions regarding comments on the financial statements and related matters. You may contact John Hodgin, Petroleum Engineer, at (202) 551- 3699 with questions about engineering comments. Please contact Paul Monsour, Staff

Nikolas Konstant
Cellteck, Inc.
April 3, 2013
Page 3

Attorney, at (202) 551-3360, or, in his absence, Laura Nicholson, Staff Attorney, at (202) 551-3584 with any other questions.

Sincerely,

/s/H. Roger Schwall

H. Roger Schwall
Assistant Director

cc: Mr. Jeffrey P. Berg